[CSG Letterhead]

                                                                        October 6th, 2006

BY EDGAR AND BY HAND

Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Credit Suisse Group
Form 20-F for Fiscal Year Ended December 31, 2005
Filed March 31, 2006
File No. 1-15244

Dear Mr. Cline:

     Credit Suisse Group (the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 6, 2006 (the “Comment Letter”) setting out comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”), filed with the Commission on March 31, 2006. For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

     Except where expressly noted otherwise, the Group intends to include in its future filings with the Commission, beginning with its annual report on Form 20-F for the fiscal year ending December 31, 2006 (the “2006 Form 20-F”), the revisions requested by the Staff in its Comment Letter.

General

1.	We note from public media reports that you may have operations associated with Cuba, Iran, North Korea, Sudan and Syria, which are identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction. In particular, we note a statement attributed to the company that Credit Suisse’s new policy will not affect current business relations its clients have in Cuba, Iran, North Korea, Sudan and Syria. Your Form 20-F does not contain any disclosure about operations associated with these countries. Please address the materiality of your contacts with these countries. Your response should describe your current, historical and anticipated operations in, and contacts with, Cuba, Iran, North Korea, Sudan and Syria, whether through subsidiaries, affiliates, joint ventures or other direct and indirect arrangements.

2.	In your materiality analysis, please discuss whether your operations or contacts constitute a material investment risk for your security holders. Please also address the impact on your business of any operational challenges or regulatory compliance challenges resulting from operations associated with state sponsors of terrorism.

3.	In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Cuba, Iran, North Korea, Sudan and Syria, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note from a public media report attributed to a company spokesman that Credit Suisse determined to wind down operations in these countries because of the geopolitical situation and as a result of internal risk assessment. We also note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, Dartmouth College and the University of California Board of Regents have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address both your internal risk assessment and the potential impact of the investor sentiment evidenced by the referenced legislative and educational institution actions directed toward companies operating in these countries.

Response to Comments 1-3:

          For a response to Comments 1-3, the Group refers the Staff to its letter dated April 28, 2006 to the Commission’s Office of Global Security Risk, a copy of which is enclosed. The Group also refers the Staff to the section titled “Item 4—Information on the Company—Regulation and Supervision—Banking—United States” appearing on pages 14 and 15 of the 2005 Form 20-F, which contains disclosure regarding the Group’s business in the sanctioned countries.

Item 5: Operating and Financial Review and Prospects

Critical Accounting Policies

Derivatives

4.	We note that you do not recognize a dealer profit or loss, unrealized gain or loss at inception of a derivative transaction, or day one profit/loss unless the valuation is evidenced by observable market prices or inputs. Please revise to disclose the gross amount of trade date profit and loss deferred as of each balance sheet date presented.

Response to Comment 4:

          [***] The Group respectfully submits that disclosure of these balances is not required by either U.S. generally accepted accounting principles or the Commission’s rules and regulations. Additionally, the Group has considered the matter and determined that inclusion of such disclosure is not material to an understanding of the Group’s critical accounting policies for derivatives. Accordingly, the Group does not propose to disclose these amounts in the 2006 Form 20-F.

          The Group notes that on September 15, 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, with an effective date of fiscal years beginning after November 15, 2007, with early adoption permitted. This statement eliminates the requirement to defer trade date gains and losses of the kind described in the preceding paragraph.

Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Trading Assets and Liabilities

5.	Please tell us the specific accounting guidance on which you rely to record loans and precious metals at fair value with unrealized and realized gains and losses recorded in the income statement. In addition, please tell us the fair value and cost for each of the above items as of December 31, 2005 and 2004, respectively.

Response to Comment 5:

          Accounting for Loans

          In recording loans at fair value with unrealized and realized gains and losses recorded in the income statement, the Group is relying on the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities (the “Broker-Dealer Guide”). As stated in its preface, the Broker-Dealer Guide

“applies to preparation and audit of financial statements of entities that are broker-dealers in securities. The activities of broker-dealers in securities are described in Chapter 1.” The preface further states that “such entities are subject to the rules and regulations of the Securities and Exchange Commission and other regulatory bodies.”

          The Group notes that a diversity of practice exists regarding the application of the Broker-Dealer Guide. Indeed, at its August 3, 2006 meeting, the Agenda Committee of the FASB’s Emerging Issues Task Force decided to add to its agenda a project to consider the scope of the Broker-Dealer Guide and the types of inventory that may be accounted for at fair value.

_____________________________________

[***]	Particulars of the Group’s trade date profit and loss deferred as of each balance sheet date presented in the 2005 Form 20-F are contained in a letter to the Staff of even date herewith, for which the Group has requested confidential treatment.

          Moreover, the FASB currently has on its agenda a project entitled the “Fair Value Option” that is expected to be issued in the fourth quarter of 2006, with an effective date of fiscal years beginning after November 15, 2007. If issued in its current form, the Fair Value Option would allow recognition of any loan at fair value by electing a fair value measurement attribute.

          As a global financial services company with broker-dealer activities in numerous countries and subject to regulation in various jurisdictions, the Group applies the Broker-Dealer Guide to certain of its subsidiaries engaged in broker, dealer and related activities, including those subject to regulation in the United States and abroad, and accordingly records loans at fair value as inventory pursuant to paragraph 7.02 of the Broker-Dealer Guide.

          Set forth below is the fair value and cost basis of the loans held in the subsidiaries to which the Group applies the Broker-Dealer Guide.

		Loans at Fair Value		Loans at Cost[1] as
		as of December 31,		of December 31,

		2005	2004	2005	2004

Separate Legal Entity	Principal Business Activity		(in CHF millions)

DLJ Mortgage	Licensed mortgage broker	15,736	11,592	15,842	11,730
Capital, Inc.
	The Group purchases U.S. residential mortgage loans as
	part of its securitization activity and resells them after a
	temporary holding period, an activity characteristic of
	those engaged in by regulated broker-dealers

Credit Suisse	Over-the-counter derivatives dealer	241	0	241	0
Capital LLC

Credit Suisse	Non-depository bank regulated by the U.K. Financial	814	0	760	0
International	Services Authority (FSA) and engaged in derivatives
	trading and other trading activities

Candlewood	Proprietary trading in distressed and par loans, an	57	–[2]	37	–[2]
Partners, LLC	activity characteristic of those engaged in by regulated
	broker-dealers

		Loans at Fair Value		Loans at Cost[1] as
		as of December 31,		of December 31,

		2005	2004	2005	2004

Separate Legal Entity	Principal Business Activity		(in CHF millions)

Total		16,848	11,592	16,880	11,730

[1]	The amounts disclosed as cost in this table generally represent the purchase price of the loans. The Group does not have the systems in place to be able to provide the Staff an amortized cost basis of the loans in accordance with SFAS No. 5, Accounting for Contingencies, SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, AICPA Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, or any other applicable accounting literature.

[2]	Entity commenced operations in April 2005.

          Accounting for Precious Metals

          Credit Suisse and Bank Leu, each Swiss regulated banks and securities traders, hold inventories of precious metals to provide liquidity against deposit accounts denominated in such precious metals and measured at fair value. The Group measures the inventories of precious metals at fair value in accordance with Chapter 4, Statement 9 of Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins. Set forth below is the fair value of the precious metals held by such entities as of December 31, 2005 and 2004. The Group does not have the systems in place to be able to provide the Staff cost basis information for precious metals inventories without unreasonable burden and expense.

	Precious Metals at Fair Value as of December 31,

Separate Legal Entity	2005	2004

	(in CHF millions)

Credit Suisse	2,214	1,394

Bank Leu	27	21

Total	2,241	1,415

Investment Securities

6.	Please tell us the specific accounting guidance on which you rely to record non-marketable equity securities held in the insurance business as available-for-sale. In addition, please tell us the fair value and costs of these securities as of December 31, 2005 and 2004, respectively.

Response to Comment 6:

          The Group relies on paragraph 46 of SFAS No. 60, Accounting and Reporting by Insurance Enterprises, to record non-marketable equity securities held in its insurance subsidiary, Winterthur Swiss Insurance Company (“Winterthur”), as available-for-sale. At December 31, 2005 and 2004, the fair value of these non-marketable equity securities totaled approximately CHF 1,798 million and CHF 1,881 million, respectively, and the cost of these non-marketable equity securities totaled approximately CHF 1,760 million and CHF 1,799 million, respectively.

          As a result of the Group’s decision to sell Winterthur announced in June 2006, in the second quarter of 2006 the Group began reporting the results of operations of the Winterthur businesses being sold as Income from discontinued operations, net of tax in the consolidated statements of income for all periods presented and the assets and liabilities of Winterthur as Assets of discontinued operations held-for-sale and Liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet as of June 30, 2006. This transaction is expected to close by the end of 2006, subject to regulatory approvals and closing conditions.

Other investments

7.	We note that non-marketable equity securities held by subsidiaries that are considered investment companies are carried at their estimated fair value, with changes in fair value recorded in the income statement. Please revise to disclose if the subsidiaries that are considered investment companies are separate legal entities and are within the scope of the AICPA Audit and Accounting Guide for Audits of Investment Companies. If the subsidiaries are not separate legal entities, please tell us the specific accounting guidance on which you rely for your fair value accounting policy. In addition, please tell us the fair value and cost of these securities as of December 31, 2005 and 2004, respectively.

Response to Comment 7:

          The Group will revise its disclosure in the 2006 Form 20-F to make clear that the non-marketable equity securities held by subsidiaries that are considered investment companies included in other investments in footnote 12 of the 2005 Form 20-F are held by separate legal entities that are within the scope of the AICPA Audit and Accounting Guide: Investment Companies (the “Investment Companies Guide”). These entities are investment companies either exempt from, or not subject to, the requirements of the Investment Company Act of 1940 and carry non-marketable equity securities at fair value in accordance with paragraph 2.28 of the Investment Companies Guide. At December 31, 2005 and 2004, the fair value of the non-marketable equity securities held by subsidiaries that are considered investment companies totaled approximately CHF 8,543 million and CHF 8,430 million, respectively. At December 31, 2005 and 2004, the cost basis of these non-marketable equity securities totaled approximately CHF 8,986 million and CHF 9,742 million, respectively.

          For the purpose of identifying investment company subsidiaries that may apply the industry guidance set forth in the Investment Companies Guide, the Group has included investments in entities that engage in the same or similar activities as, or make co-investments alongside, the Group’s investment company subsidiaries (e.g., the general partner of a private equity limited partnership or private equity co-investment vehicle). Where such entities are engaged exclusively in investing activities involving the same or similar non-marketable equity securities, the Group applies accounting policies consistent with the Investment Companies Guide. At December 31, 2005 and 2004, the fair value of the non-marketable equity securities held by these subsidiaries (included in the amounts presented in the preceding paragraph) totaled approximately CHF 519 million and CHF 370 million, respectively. At December 31, 2005 and 2004, the cost basis of these non-marketable equity securities totaled approximately CHF 337 million and CHF 408 million, respectively.

          The Group further notes that the Fair Value Option, if adopted in its current form, would allow the recognition of any non-marketable equity security held by an entity (whether or not an investment company) at fair value by electing a fair value measurement attribute. On September 13, 2006, the FASB gave final clearance for the issuance of the AICPA SOP, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies. This SOP will clarify the application of the Investment Companies Guide. If, upon revision of the scope of the Investment Companies Guide, some entities previously accounted for as within the scope will no longer be so, it is anticipated that the ability to elect a fair value measurement attribute will result in accounting consistent with that presently provided for under the Investment Companies Guide.

8.	We note that non-marketable equity securities held by subsidiaries that are considered broker/dealer entities are carried at their estimated fair value, with changes in fair value recorded in the income statement. Please revise to disclose if the subsidiaries that are considered broker/dealer entities are separate legal entities that are subject to regulation as a broker-dealer. If they are not, please tell us the specific accounting guidance on which you rely for your fair value accounting policy. In addition, please tell us the fair value and cost of these securities as of December 31, 2005 and 2004, respectively.

Response to Comment 8:

          The Group will revise its disclosure in the 2006 Form 20-F to make clear that the non-marketable equity securities held by subsidiaries that are considered broker-dealer entities included in other investments in footnote 12 of the 2005 Form 20-F are held by separate legal entities that are subject to regulation as broker-dealers. These entities carry non-marketable equity securities at fair value in accordance with paragraph 7.02 of the Broker-Dealer Guide. At December 31, 2005 and 2004, the fair value of these non-marketable equity securities totaled approximately CHF 16 million and CHF 17 million, respectively. At December 31, 2005 and 2004, the cost basis of these non-marketable equity securities totaled approximately CHF 13 million and CHF 12 million, respectively.

*    *    *

          The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          The Group hopes that its responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Chief Accounting Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Co-Head of Accounting Policy, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours, CREDIT SUISSE GROUP /s/ Renato Fassbind Renato Fassbind Member of the Executive Board Chief Financial Officer

Enclosure

cc:	Oswald J. Grubel
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group

Urs Rohner
Member of the Executive Board
General Counsel
Credit Suisse Group

Rudolf A. Bless
Chief Accounting Officer
Credit Suisse Group

Eric Smith
Co-Head of Accounting Policy
Credit Suisse Group

David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP